FILED PURSUANT TO

RULE 424 (B) (3)

REGISTRATION NO: 333-144414

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 3 DATED FEBRUARY 27, 2009

TO THE PROSPECTUS DATED OCTOBER 1, 2008

This document supplements, and should be read in conjunction with, our prospectus dated October 1, 2008, relating to our offering of 375,000,000 shares of common stock, as supplemented by supplement no. 1 dated October 31, 2008 and supplement no. 2 dated November 21, 2008. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our public offering; and

•	information regarding our share redemption program.

Status of Our Public Offerings

We commenced our initial public offering of 785 million shares of common stock on December 1, 2003, which consisted of a 600 million-share primary offering and a 185 million-share offering under our dividend reinvestment plan. We stopped making offers under the primary offering on November 26, 2005. We raised gross offering proceeds of approximately $2.0 billion from the sale of approximately 197.1 million shares in our initial public offering, including shares sold under the dividend reinvestment plan after the primary offering terminated.

On November 10, 2005, we commenced a follow-on public offering of 300.6 million shares of common stock. Of these shares, we offered 300 million shares in a primary offering and 0.6 million shares under our dividend reinvestment plan. On April 14, 2006, we amended the registration statements for the follow-on public offering and our initial public offering in order to offer in a combined prospectus the 300.6 million shares registered under the follow-on offering and 174.4 million unsold shares related to the dividend reinvestment plan registered under the initial public offering. We stopped making offers under the combined follow-on offering on November 10, 2008. We raised gross offering proceeds of approximately $2.6 billion from the sale of approximately 257.6 million shares in our follow-on public offering.

We began accepting subscriptions in this offering on November 11, 2008. As of January 31, 2009, we had received aggregate gross offering proceeds of approximately $4.7 billion from the sale of approximately 469.6 million shares in our public offerings. After incurring approximately $93.4 million in acquisition fees, approximately $427.4 million in selling commissions and dealer-manager fees, approximately $63.5 million in other organization and offering expenses, and funding common stock redemptions of approximately $259.0 million pursuant to the share redemption program, as of January 31, 2009, we had raised aggregate net offering proceeds available for investment in properties of approximately $3.9 billion, substantially all of which had been invested in real estate properties.

Developments Relating to Our Share Redemption Program

As described in our prospectus, our share redemption program provides stockholders only a limited ability to redeem shares for cash until a secondary market develops for our shares. Under the terms of the program, Ordinary Redemptions, which are redemptions other than for disability or death, are limited by the amount of funds raised under our dividend reinvestment plan. After giving effect to Ordinary Redemptions at the end of February 2009, the program terms will not permit us to make additional Ordinary Redemptions until, we expect, the beginning of the fourth quarter of 2009, at which time we expect funds provided from our dividend reinvestment plan will allow additional Ordinary Redemptions. However, we cannot make any assurances with respect to when Ordinary Redemptions will resume because, with respect to the provisions of the program relating to Ordinary Redemptions, the share redemption program may be amended, suspended or terminated at any time. As provided under the share redemption program, all Ordinary Redemption requests will be placed in a pool and honored on a pro rata basis once those redemptions resume.

In addition, our board of directors recently approved two amendments to the terms of our share redemption program. As amended, (i) we may effect an amendment, suspension or termination of the program upon 10 days’ notice (as opposed to the current 30-days’ notice) and (ii) we are not restricted in the manner in which we may notify you of an amendment, suspension or termination of the program. These amendments will become effective 30 days after the filing of our annual report on Form 10-K for the year ended December 31, 2008. The other terms of the program remain unchanged by the amendment, including the prohibition on any amendment that would adversely affect the rights of redeeming heirs without the approval of our stockholders.

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